

Mail Stop 3561

April 11, 2018

Via E-Mail
Mr. Jeremy J. Harrison
Principal Financial Officer
Foresight Energy LP
211 North Broadway, Suite 2600
Saint Louis, MO 63102

> **Re:** **Foresight Energy LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 7, 2018**
> **File No. 001-36503**

Dear Mr. Harrison:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017
Properties page 44

1.   We note your disclosure of clean recoverable mineral reserves. Additionally we note that your mineral reserves decreased from 3.052 billion tons to 2.099 billion tons as disclosed in your Form 10-K for the fiscal year ended December 31, 2015 filed on March 15, 2016 and your Form 10-K for the fiscal year ended December 31, 2016 filed on March 1, 2017, respectively. Please explain the reasons for the decrease in your mineral reserves.

2.   It appears your total reserve number and the reserve numbers for your Macoupin and Hillsboro complexes are different than the numbers listed on our company website. Please advise.

Management's Discussion and Analysis
Results of Operations
Comparison of the Period from January 1, 2017 to March 31, 2017 (Predecessor) and the Period
from April 1, 2017 to December 31, 2017 (Successor) to the Year Ended December 31, 2016
(Predecessor), page 54

3.   We refer to your presentation and related narrative of the combined results of operations
        of the predecessor and successor entities. Please note that it is generally inappropriate to
        combine financial information for predecessor and successor periods for purposes of
        MD&A discussion as the financial statements are prepared on different bases of
        accounting and are therefore not comparable.   In this regard, please revise your MD&A
        to separately present and discuss the historical results of your predecessor and successor
        or explain to us how your presentation complies with Item 303 of Regulation S-K. To
        the extent your revised presentation includes a supplemental discussion of your results on
        a pro forma basis, it should reflect all relevant pro forma adjustments in accordance with
        Article 11 of Regulation S-X.

Financial Statements
3. Recent Transactions and Events
Pushdown Accounting, page 82

4.   We note that as a result of pushdown accounting you have revalued the assets and
        liabilities on your balance sheet, resulting in a $952 million net increase to your net
        assets. Please disclose the acquisition date fair value of the total consideration transferred
        by Murray Energy in determining the purchase price of the acquisition and tell us how
        the consideration amount was determined. In this regard, we note that you did not record
        goodwill or a bargain purchase in your application of pushdown accounting. Refer to
        ASC 805-50-50-5 through 6.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

You may contact Joanna Lam at (202) 551-3476 or me at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202)551- 3610 if you have questions regarding comments on the engineering related matters.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and
Mining